UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nexity Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65333R200
(CUSIP Number)

Marion E. Lowery, 201 Jordan Road, Franklin, Tennessee 37067
(615) 794-8807
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 65333R200

1.	Names of Reporting Persons: Marion E. Lowery

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]…………………………………………………………………………………...........................................................................................................................................................

(b)	[ ]…………………………………………………………………………………...........................................................................................................................................................

3.	SEC Use Only……………………………………………………………………..........................................................................................................................................................………..

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..................................................................................................................................................[ ]

6.	Citizenship or Place of Organization: Tennessee

	7.	Sole Voting Power 699,733
Number of
Shares
Beneficially	8.	Shared Voting Power None
Owned by
Each
Reporting	9.	Sole Dispositive Power 699,733
Person
With
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 699,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.0%*

14.	Type of Reporting Person (See Instructions): IN

* Based on 7,766,394 shares of common stock outstanding as of November 8, 2008, as reported by Nexity Financial Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

Item
1.	Security and Issuer

Common Stock

Nexity Financial Corporation (the “Issuer”) 3500 Blue Lake Drive, Suite 330 Birmingham, Alabama 35243

Item
2.	Identity and Background

(a)	Marion E. Lowery (the “Reporting Person”)

(b)	201 Jordan Road, Franklin, Tennessee 37067

(c)	President, Citizens Corporation, 201 Jordan Road, Franklin, Tennessee 37067

(d)	None.

(e)	None.

(f)	Tennessee

Item
3.	Source and Amount of Funds or Other Consideration

All of the securities reported in this Schedule 13D were purchased with personal funds of the Reporting Person.

Item
4.	Purpose of Transaction

The Reporting Person has acquired the securities for investment purposes.  The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the units currently owned by the Reporting Person or otherwise acquired by the Reporting Person, as the case may be.

The Reporting Person may pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Except as expressly set forth in this Item 4, the Reporting Person currently has no additional plans or proposals that relate to or would result in any of the actions required to be reported herein.  The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item
5.	Interest in Securities of the Issuer

(a)	See pages 2-3 of cover pages.

(b)	See pages 2-3 of cover pages.

(c)	The following is a list of all transactions by the Reporting Person in the securities reported in this Schedule 13D in the past sixty days:

- On November 21, 2008, the Reporting Person purchased 9,700 shares at $0.54 per share in an open market transaction.

- On November 21, 2008, the Reporting Person purchased 28,063 shares at $0.638 per share in an open market transaction.

- On November 24, 2008, the Reporting Person purchased 2,488 shares at $0.59 per share in an open market transaction.

- On November 25, 2008, the Reporting Person purchased 18,422 shares at $0.586 per share in an open market transaction.

- On December 3, 2008, the Reporting Person purchased 100,000 shares at $0.76 per share in an open market transaction.

- On December 3, 2008, the Reporting Person purchased 29,090 shares at $0.74 per share in an open market transaction.

- On December 4, 2008, the Reporting Person purchased 700 shares at $0.72 per share in an open market transaction.

- On December 8, 2008, the Reporting Person purchased 106,900 shares at $0.809 per share in an open market transaction.

- On December 9, 2008, the Reporting Person purchased 104,000 shares at $0.81 per share in an open market transaction.

(d)	N/A

(e)	N/A

Item
6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item
7.	Material to Be Filed as Exhibits

N/A

[signature on following page]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2008
Date

/s/ Marion E. Lowery
Signature

Marion E. Lowery
Name/Title

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